Exhibit 11

            INTERNATIONAL MULTIFOODS CORPORATION AND SUBSIDIARIES

                  Schedule of Computation of Earnings per Share
                                    (unaudited)

                     (in thousands, except per share amounts)




                                THREE MONTHS ENDED     NINE MONTHS ENDED
                                Nov. 30,   Nov. 30,   Nov. 30,   Nov. 30,
                                   1995       1994       1995       1994
                                -------    -------    -------    -------
Average shares of common
  stock outstanding              17,967     17,924     17,959     17,979
Common stock equivalents            125          7        101         15
Total common stock and
  equivalents assuming
  full dilution                  18,092     17,931     18,060     17,994

Net earnings                     $6,792    $10,914    $18,343    $45,311

Less dividends on redeemable
  preferred stock                     -        (42)      (260)      (126)

Net earnings applicable to
  common stock                   $6,792    $10,872    $18,083    $45,185

Earnings per share of
  common stock:
    Primary                      $  .38    $   .61    $  1.01    $  2.51
    Fully diluted                $  .38    $   .61    $  1.00    $  2.51


Primary earnings per share has been computed by dividing net earnings, after deduction of preferred stock dividends, by the weighted average number of shares of common stock outstanding during the period. Common stock options and other common stock equivalents have not entered into the primary earnings per share computations since their effect is not significant.

Fully diluted earnings per share has been computed assuming issuance of all shares for stock options deemed to be common stock equivalents, using the treasury stock method.